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                              December 9, 2021

       Ronald Tam
       Co-Chief Financial Officer and Chief Strategy Officer
       Huize Holding Limited
       5/F, Building 3-4
       Shenzhen Animation Park, Yuehai Road, Nanhai Avenue
       Nanshan District, Shenzhen 518052, People   s Republic of China

                                                        Re: Huize Holding
Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Response dated
October 21, 2021
                                                            File No. 001-39216

       Dear Mr. Tam:

              We have reviewed your October 21, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our September
       20, 2021 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2020

       Item 3. Key Information, page 4

   1. We note your response to comment 4, including that control through your VIE contractual arrangements may be
less effective than direct ownership, and that you could incur substantial costs to
enforce the terms of the arrangements, because there are substantial uncertainties regarding
the interpretation and application of current and future PRC laws, regulations and rules
relating to these contractual arrangements. Please enhance your disclosure to clarify,
if true, that the VIE contractual arrangements have not been tested in a court of law.
 Ronald Tam
FirstName LastNameRonald   Tam
Huize Holding  Limited
Comapany9,
December  NameHuize
             2021      Holding Limited
December
Page 2    9, 2021 Page 2
FirstName LastName
Item 3.D. Risk Factors, page 6

2. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted. In addition, please update your disclosure to reflect the SEC's adoption of the amendments to finalize the rules relating to the HFCAA.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Marc Thomas at 202-551-3452 or Robert Klein at 202-551-3847 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance